Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045
September 7, 2007
Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Stericycle, Inc.
Registration Statement on Form S-4
Filed July 16, 2007
File No. 333-144613

Stericycle, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 000-21229

MedSolutions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2007
File No. 000-32995
Dear Ms. Hardy:
     I am the Chief Financial Offer of Stericycle, Inc. (“Stericycle”) and am writing on Stericycle’s behalf in response to your letter of August 9, 2007 to Mark C. Miller, Stericycle’s President and Chief Executive Officer, conveying the staff’s comments on the above-referenced filings.
     Where in this response we refer to the registration statement or proxy statement/prospectus, we are referring to the registration statement or proxy statement/prospectus as amended by Amendment No 1 to Form S-4 that Stericycle filed today.
     For the staff’s convenience, we are sending two hard copies of this letter by overnight delivery service to the attention of Andrew Schoeffler, Staff Attorney, together with two copies of Amendment No. 1 marked to show the changes from the original filing.
     For the staff’s convenience, we have repeated each of the staff’s comments before our response.
     Stericycle and MedSolutions, Inc. have cooperated in the preparation of this response.
Registration Statement on Form S-4
General
1.	Please provide us with copies of all materials prepared by the valuation advisor and provided to MedSolutions’ board of directors or its representatives, such as board books and all transcripts, summaries arid video presentation materials.
We are providing copies of the requested materials with the hard copies of this letter. Pursuant to Rule 12b-4, we request the return of these materials after you have completed your review.
2.	Please provide us with all financial projections and forecasts that were prepared by the parties or their advisors. In this regard, we note the disclosure on page 42 regarding the forecasts reviewed by the valuation advisor. Please note that any such material forecasts must be disclosed in the filing.
Stericycle did not prepare financial projections or forecasts. We are providing copies of the requested materials for MedSolutions with the hard copies of this letter. Pursuant to Rule 12b-4, we request the return of these materials after you have completed your review.
3.	We note the omitted information throughout your filing. It does not appear to be information you may exclude in reliance upon Rule 430A of Regulation C. Please be advised that all omitted information must be included in your filing prior to effectiveness.
We have inserted the omitted dates throughout the registration statement and proxy statement/prospectus.
4.	Please file on EDGAR the form of letter of transmittal and related documents, including the consideration election form.
We have filed the form of letter of transmittal, which includes the consideration election provision, on EDGAR to accompany the EDGAR filing of this response.
5.	Please update the financial statements and auditor consents pursuant to Article 3-12 of Regulation S-X.
     We have updated the financial statements and auditors’ consents. Please see pages 197 through 213, inclusive, of the proxy statement/prospectus and Exhibits 23.1 and 23.2 to the registration statement.
6.	Please revise the pro forma balance sheet data to give effect to the estimated SFAS 141 fair value adjustments and to the merger consideration.

We have made the requested revision. Please see page 30 of the proxy statement/prospectus.
7.	We note that MedSolutions’ ratio of the allowance for doubtful accounts to gross receivables declined significantly @3/31/07, Given the materiality of bad debt expense to earnings, please explain this variance in MD&A. Specifically address any material changes in the aging of the accounts receivable portfolio.
We have explained the variance in the ratio of the allowance for doubtful accounts to gross receivables. Please see page 109 of the proxy statement/prospectus.
8.	Page 4 of the Stericycle Form 10-K states that the estimated U.S. market size is $3.5 billion. This approximates a 16% increase over the prior year. Further, in comparing market size data with the U.S. sales data on p. 55, it appears that company’s market share in the U.S. market has increased in the periods presented. These known factors should be addressed in MD&A because they can reasonably be expected to have a material impact on historical and future revenues. See Section 501.01 of the Financial Reporting Codification.
We stated that the U.S. market size in 2006 was $3.5 billion (2006 Form 10-K, page 4) in order to take into account the market for new products and services that we added to our offerings and to reflect adjustments for inflation. Our U.S. market share between 2005 and 2006 did not change materially: on a rounded basis, it was approximately 17% in both years. Because our market share remained stable, we did not consider it a factor to be addressed in our MD&A. See, however, the illustration in the response to Comment 11.
9.	Page 23 of the Stericycle Form 10-K attributes internal revenue growth to increases in the Steri-Safe, Bio Systems, and returns management revenue streams. However, it does not appear that the existing disclosure enables a reader to fully understand the extent to which sales were impacted by: changes in the number of active customer accounts (page 21); price reductions (page 13); exchange rate fluctuations (page 14); revenue increases in specific countries (page 55); realized benefits from changes in sales/marketing strategies and expenditures; and changes in average revenue per account. Similarly, it does not appear that the following factors were fully addressed in explaining gross margin variances: an increase in the proportion of revenues generated from higher-margin small quantity generators (SQG); and an increasing rate of SQG customers subscribing for higher-priced service offerings (select vs. preferred). We are aware that certain of this data is regularly provided to analysts. Absent the requested clarification in MD&.A, readers could errantly conclude that all of these factors have had an equivalent and/or immaterial impact on the company’s operating results. In future filings, please provide MD&A disclosures addressing these and any other known factors that have had, or can reasonably be expected to have, a material impact on revenues and operating results. See Section 501.l2.b.4 of the Financial Reporting Codification.
Please see the combined response to Comments 9 and 10 following Comment 10 and the illustration in the response to Comment 11.
10.	Section 501.12.b.1 of the Financial Reporting Codification contains relevant guidance on the disclosure requirements for key indicators of operating performance. This includes a consideration of the data provided to analysts, in order to assess whether such data would materially increase an investor’s understanding of the company’s operating results that are explained in MD&A. It appears that the following data has been provided to analysts during the periods presented: quarterly quantification of revenues derived from SQG accounts for both domestic and international operations; quarterly and annual quantification of new Bio Systems accounts; changes in proportion of SQG revenues comprised by Steri-Safe customers; changes in proportion of Steri-Safe customers subscribing to higher-margin services; quarterly number of new Steri-Safe accounts on higher levels as percentage of total Steri–Safe accounts on higher levels; quarterly quantification of SQG and LQG account growth; quantification of new MedWaste contracts; quarterly and annual quantification of revenues generated from pharmaceutical services (elsewhere identified as a potential growth sector); and progress and impact of Bio Systems optimal route density achievements. We understand that certain data could reasonably be viewed as immaterial and not warranting MD&A disclosure. However, given the pronounced disparity between these disclosures and the information contained in MD&A, we remind management of the requirement to reassess this issue when preparing future filings with the Commission.
     During our earnings calls with analysts, which are accessible to the general public, we provide various details of our operations (for example, new SQG and LQG accounts) in the course of responding to analysts’ questions following our prepared remarks. Except for the information that we report in our Form 10-Q or Form 10-K, we do not consider any of these details to be material and, in our view, the analysts’ questions are intended for the most part to obtain some “color” or “feel” for our operations.
     In our view, the material information for investors is (i) the internal growth, in dollar and/or percentage terms, of our domestic and international regulated medical waste management services, (ii) the portion of our growth in revenues, in dollar and/or percentage terms, attributable to acquisitions, and (iii) the internal growth in revenues, in dollar terms, from regulated returns management services. (Because of the small size as yet of our revenues from regulated returns management services — $12.8 million in 2005 and $58.5 million in 2006 — we believe that reporting this growth in percentage terms could be misleading to investors, even though they can easily calculate it for themselves.)
     We understand that not all investors who might have an interest to listen to our earnings calls as they are held or to the rebroadcasts that remain available for approximately seven days. To assure that all investors have more convenient access to the non-material details provided as “color” during the course of our earnings calls, we will adopt the practice of posting a transcript of each call on our website.
     Please also see the illustration in the response to Comment 11.
11.	The SFAS 131 data reflects substantial disparities between the pre-tax margins and revenue growth rates of the US. and International segments. In future filings, please revise MD&A to separately discuss the operating results of your reportable segments. See Section 501.12.b.2 of the Financial Reporting Codification.
In future filings, we will discuss the operating results of our reportable segments separately in our MD&A.

     Solely to illustrate how we propose to address this Comment and Comments 9 and 10 in future filings, the following discussion of revenues and cost of revenues from the MD&A in our 2006 Form 10-K (pages 23-24) has been revised to show the changes that we would make in the future:
     Revenues. Our revenues increased $180.2 million, or 29.6%, to $789.6 million in 2006 from $609.5 million in 2005. Domestic revenues increased $108.2 million, or 21.3%, to $616.4 million from $508.2 million in 2005 as internal growth for domestic small quantity customers increased by approximately $33.5 million, or 11%, and internal growth for large quantity customers increased by approximately $16.5 million, or 9%. Internal growth for returns management was $7.8 million, and acquisitions less than one year old contributed approximately $50.4 million to the increase in domestic revenues.
     International revenues increased $72.0 million to $173.2 million from $101.2 million in 2005. Internal growth of international revenues, excluding the effect of favorable exchange rates, was approximately $9.4 million, or 9.3%. Acquisitions less than one year old contributed approximately $59.4 million to the increase in international revenues.
     During 2006, the size of the regulated waste market in the United States for the services we provide was approximately $3.5 billion, taking into account the market for new products and services that we added to our offerings and adjustments for inflation. We estimate that our approximate market share increased to over 17% in 2006 from approximately 17% in 2005. Through our acquisition of The Sterile Technologies Group Limited and Habitat Ecologico S.A. in February 2006, we were able to expand our geographic presence outside of North America.
     Cost of Revenues. Our cost of revenues increased $98.4 million, or 28.8%, to $439.8 million during 2006 from $341.4 million during 2005. Our domestic cost of revenues increased $50.0 million, or 18.3%, to $322.7 million from $272.7 million in 2005, and our international cost of revenues increased $48.3 million to $117.1 million from $68.7 million in 2005. This increase was primarily due to an increase in incremental expenses in both domestic and international cost of revenues as a result of acquisitions completed during 2006. Our gross margin percentage increased to 44.3% during 2006 from 44.0% during 2005 due to an increase in the gross margins of our domestic business to 47.7% in 2006 from 46.5% in 2005 and an increase in the gross margins of our international business to 32.2% in 2006 from 31.4% in 2005. The increase in the gross margins of our domestic business was a result of increased efficiencies and higher margin service add-ons, and the increase in the gross margins of our international business was a result of continued acquisition integration efficiencies and of leveraging our international infrastructure. International gross margins are lower than domestic gross margins because of the mix of business and acquisitions in the international segment. Margins may be impacted by acquisitions in any period as the revenue may change.
12.	Page 38 of the Stericycle Form 10-K states that customer relationship intangible assets have a weighted average useful life of 38.9 years. Given the materiality of this asset, please expand the critical accounting estimates disclosure (p. 22) in future filings to identify the specific factors considered by management in deriving this estimate. Reconcile this extended amortization period with the disclosure on page 8 that describes the industry as highly competitive with minimal barriers to entry. Please also state whether the 38.9 year life is consistent with the company’s historical rate of active customer retention.
     In future filings, we will revise the description of our critical accounting policies and procedures to indicate that we determined the weighted average useful life of our customer relationship on the basis of an independent study of customer relationships and our own internal evaluations of customer retention.
     The weighted average useful life of 38.9 years of our customer relationships (Form 10-K, page 38) is not inconsistent with our description of the regulated waste industry as highly competitive with low barriers to entry (Form 10-K, page 8). The capital required to start a regulated medical waste collection business is relatively very modest, and can consist simply of the cost of buying or leasing a suitable truck and the expense of obtaining the necessary collection and transportation permits and licenses. A new entrant can compete easily for customers seeking to change their existing service providers or looking to use a service provider for the first time. We consider the weighted average useful life of 38.9 years of our customer relationships appropriate because of our success in retaining our customers despite competition, and attribute our success to (i) quality of service, (ii) pricing, (iii) contractual provisions, (iv) customer satisfaction and (v) reputation.
13.	Page 55 of the Stericycle Form 10-K does not include “similar economic characteristics” in the listed aggregation criteria. We also note the substantial growth in the company’s operations over the periods presented. In order for us to better understand your compliance with paragraph 17 of SFAS 131, please provide us with copies of each financial report that the CODM received during 2006 and through 6/30/07. Multiple versions of the same report may be excluded. You may request that the reports be returned upon completion of our review. See Section 240.12b-4 of the Exchange Act Rules.
     The listing of “similar economic characteristics” was inadvertently omitted when we drafted the first paragraph of Note 16 to our consolidated financial statements (Form 10-K, page 55). It was in practice the first aggregation criterion that we took into account in aggregating domestic medical waste management services and domestic returns management services, and we will include the criterion in future filings.
     With the hard copies of this letter, we have provided copies of each financial report that Mark C. Miller receives. We have included the most recent copies of these reports, which are either issued monthly or quarterly. Mr. Miller is our President and Chief Executive Officer and is our chief operating decision maker (“CODM”) for purposes of SFAS No. 131. Pursuant to Rule 12b-4, we request the return of these materials after you have completed your review.
14.	Page 13 of the Stericycle 3/31/07 Form 10-Q discloses the potential write-down of incineration equipment. In future filings, please disclose the current net carrying value of this equipment so that readers can better assess the materiality of assets at risk.
In future filings, we will disclose the net carrying value of our incineration equipment in

North America. At June 30, 2007, it had a net carrying value of approximately $7.6 million, or 0.5% of our total assets.
Cover Page of Registration Statement
15.	Please clarify the manner in which the value of the options was determined, as discussed in clause (ii) of footnote (2).
     The outstanding MedSolutions options for 964,682 shares have an in-the-money value of $1,172,002.50 using $2.00 per share for the value of each MedSolutions share. At $2.00 per share, this in-the-money value is equivalent to 586,001.25 shares. The merger consideration in respect of 586,001.25 shares is $293,001 (= 586,001.25 x $0.50) in cash and $879,002 (= 586,001.25 x $1.50) in promissory notes.
Outside Front Cover Page of Prospectus
16.	Please disclose the title and total amount of securities being offered. Please also briefly describe the securities. See item 501(b)(2) of Regulation S-K.
We have made the requested revision. Please see the outside front cover page of the proxy statement/prospectus.
References to Additional Information
17.	The page reference in the last sentence of the first paragraph does not appear to be correct. Please revise accordingly.
We have made the requested revision. Please see the inside front cover of the proxy statement/prospectus.
Questions and Answers about the Merger and the Special Meeting, page 1
About the Special Meeting, page 4
18.	Please revise A18 to clearly state that the number of shares committed to vote to approve the proposed merger is sufficient, without any additional votes, to adopt the merger agreement and approve the merger.
     We have made the requested revision. Please see page 5 of the proxy statement/prospectus.
19.	Please disclose the aggregate amount of consideration to be paid in the merger.
     We have made the requested disclosure. Please see page 9 of the proxy statement/prospectus.
20.	Please describe the manner in which the merger consideration may be adjusted, including the adjustments to the repayment of the promissory notes. Please also discuss the reasonable likelihood of the adjustment provisions being triggered.
     We have made the requested revisions. Please see page ___of the proxy statement/prospectus.
21.	Please briefly discuss the advantages and disadvantages of the proposed merger for security holders.
     We have made the requested revision. Please see page ___of the proxy statement/prospectus.
Exchange of MedSolutions Shares (page)
     22. Please briefly describe the terms of the promissory notes .
     We have made the requested revision. Please see pages 9 and 10 of the proxy statement/prospectus.
Material United States Federal Income Tax Consequences ..., page 10
23. Please briefly summarize the material tax consequences.
     We have made the requested revision. Please see page 10 of the proxy statement/prospectus.
Opinion of MedSolutions’ Valuation Advisor (page 37), page 10
24.	The valuation advisor opinion clearly states that it is not a “fairness opinion” in the third paragraph. Please explain the type of opinion the valuation advisor has provided and explain how it differs from a fairness opinion. Please also comply with this comment with respect to the last risk factor on page 18.
     The statement in the third paragraph was unintended and an error on the part of the valuation advisor. The valuation advisor’s opinion is a fairness opinion as stated elsewhere in such opinion. The valuation advisor has removed the contradictory sentence from its fairness opinion. Please see the first page of Annex B to the proxy statement/prospectus. Accordingly, the last risk factor on page 18 of the proxy statement/prospectus is consistent with the form of the fairness opinion.
25.	Please briefly disclose the conclusion of the valuation advisor’s opinion.
     We have made the requested revision. Please see page 10 of the proxy statement/prospectus.
Interests of Certain MedSolutions Officers and Directors ..., page 11
26.	Please briefly describe the interests of the officers and directors.
     We have made the requested revision. Please see page 11 of the proxy statement/prospectus.
27.	We note the statement in the third sentence. Please clearly disclose whether any directors were disinterested with respect to vote on the proposed merger.
     We have made the requested revision. Please see page 11 of the proxy statement/prospectus.
Risk Factors, page 16
28.	Please provide a risk factor addressing MedSolutions’ long-tern liquidity risk. In this regard, we note the negative operating cash flows in 2007, the significant working capital deficit, and the uncertainty regarding future funding sources.
     We have made the requested revision. Please see page 21 of the proxy statement/prospectus.
The opinion obtained by MedSolutions ..., page 18
29.	Please also discuss the fact that the valuation advisor had no financial data for the period after March 31, 2007 through the valuation date.
     We have made the requested revision. Please see page 18 of the proxy statement/prospectus.
The promissory notes are not secured obligations ..., page 19
30.	Please disclose the aggregate amount of Stericycle’s indebtedness, including the amount of indebtedness that will be senior to the promissory notes.
     We have made the requested revision. Please see page 19 of the proxy statement/prospectus.
Payments under the promissory notes are subject to reduction, page 20
The principal amount of the promissory notes is subject to reduction, page 20
31.	Please illustrate the reductions and disclose the maximum possible reductions.
     We have made the requested revision. Please see page 20 of the proxy statement/prospectus.
The Merger, page 36
32.	Please disclose how you intend to finance the cash portion of the consideration.
     We have made the requested revision. Please see page 36 of the proxy statement/prospectus.

Background of the Merger, page 34
33.	It appears that MedSolutions only considered one alternative to the merger with Stericycle between March 2006 and the signing of the merger agreement in July 2007. Please disclose whether MedSolutions considered any other alternatives. In this regard, we note the disclosure in the third bullet point under the heading “MedSolutions’ Reasons for the Merger” on page 39.
     We have made the requested revision. Please see page 38 of the proxy statement/prospectus.
34.	Your discussion of the background does not appear to discuss the negotiation of the material terms of the merger agreement, other than the consideration. Please expand the disclosure to discuss these negotiations, in particular the negotiations involving merger consideration adjustments.
     We have made the requested revision. Please see page 38 of the proxy statement/prospectus.
35.	Please explain why the merger consideration was structured to be paid partially in promissory notes.
     We have made the requested revision. Please see page 37 of the proxy statement/prospectus.
36.	Please explain the gap in the background between May 2006 and October 2006.
     We have made the requested revision. Please see page 36 of the proxy statement/prospectus.
37.	Please explain the reasons why MedSolutions contacted Stericycle in October 2006 to continue discussions.
     We have made the requested revision. Please see page 36 of the proxy statement/prospectus.
38.	In light of the interests of the directors in the proposed merger, please discuss the extent to which MedSolutions board of directors considered appointing a special committee of independent directors to review the proposed merger.
     We have made the requested revision. Please see page 38 of the proxy statement/prospectus.
MedSolutions’ Reasons for the Merger, page 39
39.	The disclosure in the bullets points identifies factors considered, but does not explain in sufficient detail why those factors either were favorable, neutral or negative. Please revise accordingly.
     We have made the requested revisions. Please see page 39 of the proxy statement/prospectus.
40.	Please discuss the consideration MedSolutions board of directors gave to the fact that security holders would no longer have an interest in the business and the fact that the merger consideration was subject to adjustment.
     We have made the requested revision. Please see page 40 of the proxy statement/prospectus.
41.	Please discuss the consideration that MedSolutions’ board of directors gave to the fact that the valuation advisor had no financial data for the period after March 31, 2007.
     We have made the requested revision. Please see page 40 of the proxy statement/prospectus.
Opinion of MedSolutions’ Valuation Advisor, page 41
42.	Please disclose whether the valuation advisor considered the possible impact of the merger consideration adjustments .
     We have made the requested revision. Please see page 41 of the proxy statement/prospectus.
General, page 41
43.	We note the disclosure in the second paragraph. This disclosure is vague. Please revise to be more specific.
     We have made the requested revision. Please see page 41 of the proxy statement/prospectus.
Assumptions Made and Qualifications ..., page 42
44.	Please disclose the basis for the assumptions in the first paragraph.
     We have made the requested revision. Please see page 42 of the proxy statement/prospectus.
45.	We note the assumption in the fourth bullet point on page 43. Please advise us as to whether there were any significant events that affected this assumption.
     No significant events affecting MedSolutions’ business or operations occurred between March 31, 2007 and June 30, 2007 other than the verdict rendered against EMSI, which is described in the section entitled “The Merger Agreement—Adjustments to Merger Consideration—Litigation Adjustment” on page 61 of the proxy statement/prospectus. The valuation advisor’s opinion took into account the potentially adverse effect of this verdict.

Guideline Company Analysis, page 44
46.	Please briefly revise to disclose the criteria utilized by the valuation advisor in selecting the companies evaluated. Please also disclose whether any companies satisfying these criteria were nonetheless excluded from the analysis and, if so, disclose the basis for such exclusion.
     We have made the requested revision. Please see page 44 of the proxy statement/prospectus.
Appraisal and Dissenters’ Rights, page 45
47.	Please delete the term “brief” from the first sentence of the second paragraph.
     We have made the requested revision. Please see page 45 of the proxy statement/prospectus.
48.	Please remove the statement in the second sentence of the second paragraph that the summary is not complete. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms. Please also revise this sentence to remove the qualification of the summary, as your security holders are entitled to solely rely on the disclosure in the filing.
     We have made the requested revision. Please see page 45 of the proxy statement/prospectus.
The Merger Agreement, page 54
49.	Please be advised that, notwithstanding the statement in the second introductory paragraph, you are responsible for considering whether additional disclosures may be required to make the statements included in the filing not misleading.
     We acknowledge that we are responsible for considering whether additional disclosures may be required to make the statements included in the filing not misleading.
Merger Consideration, page 54
50.	The page references in the fourth sentence of the first paragraph and in the last sentence of the third paragraph do not appear to be correct. Please revise.
     We have updated the page references throughout the proxy statement/prospectus.
Description of Promissory Notes, page 72
51.	Please delete the term “certain” from the first sentence of the first introductory paragraph, as you must describe all material terms.
     We have made the requested revision. Please see page 72 of the proxy statement/prospectus.

52.	Please remove the statement in the second sentence of the first introductory paragraph that the summary is not complete. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.
     We have made the requested revision. Please see page 72 of the proxy statement/prospectus.
53.	Please revise the first sentence of the second introductory paragraph to remove the implication that your security holders do not have rights with respect to the disclosure in the filing.
     We have made the requested revision. Please see page 72 of the proxy statement/prospectus.
Where You Can Find More Information, page 213
54.	We note the Form 8-K you have incorporated by reference. It appears that this Form 8-K was flied on May 17 and not May 16. Please revise accordingly.
     We have made the requested revision. Please see page 216 of the proxy statement/prospectus.
Annex B
55.	We note the statements in the second to last paragraph. Please revise to remove the implication that security holders are not entitled to rely on the opinion.
     We have made the requested revision. Please see page 5 of Annex B to the proxy statement/prospectus.
Item 21. Exhibits and Financial Statement Schedules, page II-1
56.	Please file the voting agreement as an exhibit to the registration statement.
     We have included the voting agreement as an exhibit. Please see Exhibit 2.2 to the registration statement.
Item 22. Undertaking, page II-3
57.	Please provide the undertakings required by Item 512(a) of Regulation S-K.
     We have made the requested revision. Please see page II-3 of the registration statement.
Form 10-K for the fiscal year ended December 31, 2006
Item 9A. Controls and Procedures, page 60
58.	We note the disclosure in paragraph (b). It does not appear that this disclosure fully complies with the requirements of Item 308(c) of Regulation S-K. In this regard, we note that Item 308(c) is not based on a significance factor. We also note the disclosure under “Internal Control Over

Financial Reporting” on page 14 of your Form I0-Q for the quarter ended March 31, 2007.
     We acknowledge that the disclosure in paragraph (b) does not fully comply with the requirements of Item 308(c) of Regulation S-K. We will fully comply in future filings, as we did in our Form 10-Qs for the quarters ended March 31 and June 30, 2007.
Preliminary Proxy Statement on Schedule 14A
59.	Please provide a risk factor addressing the company’s long-term liquidity risk. In this regard, we note the negative operating cash flows in 2007, the significant working capital deficit, and the uncertainty regarding future funding sources.
     We have made the requested revision. Please see page 21 of the proxy statement/prospectus.
60.	We note that the ratio of the allowance for doubtful accounts to gross receivables declined significantly @3/31/07. Given the materiality of bad debt expense to earnings please explain this variance in MD&A. Specifically address any material changes in the aging of the accounts receivable portfolio.
     We have explained the variance in the ratio of the allowance for doubtful accounts to gross receivables. Please see page 109 of the proxy statement/prospectus.
61.	Please update the financial statements pursuant to Item 310(g) of Regulation S-B.
     We have updated the financial statements. Please see pages 197 through 213, inclusive, of the proxy statement/prospectus.
*     *     *     *     *
     If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,
/s/ Frank J.M. ten Brink
Frank J.M. ten Brink
Executive Vice President and Chief Financial Officer

FtB/rt

cc:	Mr. Matthew H. Fleeger President and Chief Executive Officer MedSolutions, Inc.

Mr. Steven R. Block
  and Mr. Christopher M. McNeill
Block & Garden, LLP
Mr. Michael Bonn
   and Mr. Craig P. Colmar
Johnson and Colmar

Letter of Transmittal
for Certificates Formerly Representing Common Stock
of
MedSolutions, Inc.
Surrendered in Connection with the Merger of
TMW Acquisition Corporation
into
MedSolutions, Inc.
Exchange Agent for the Merger
LaSalle Bank, National Association
Delivery Instructions:
By mail or overnight delivery to:
LaSalle Bank, N.A.
Attention: Shareholder Services
135 South LaSalle Street, Suite 1811
Chicago, Illinois 60603
Confirmation: (312) 904-2312
     This Letter of Transmittal must be completed, signed and delivered to the Exchange Agent if certificates formerly representing shares of MedSolutions, Inc. are to be surrendered for payment of the merger consideration in connection with the merger of TMW Acquisition Corporation with and into MedSolutions, Inc.

Description of Shares of Common Stock Surrendered
(See Instruction 2)
Total Number of
Certificate	Shares Represented	Name(s) and Address(es) of Registered Holder(s)
Number(s)	By Certificate	(Please complete, if blank)

Total Shares

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:
     In accordance with the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 6, 2007 entered into by Stericycle, Inc. (“Stericycle”), TMW Acquisition Corporation (“MergerSub”) and MedSolutions, Inc. (the “Company”) providing for the merger of MergerSub with and into the Company (the “Merger”), the certificate or certificates (whether one or more, the “Certificates”) representing the shares described on the preceding page (the “Shares”) are hereby surrendered to you, as the Exchange Agent, in exchange for, in respect of each Share:
     (a) the Cash Consideration Per Share of $0.50 (less the Share’s Pro Rata portion of the $250,000 deposited into the Shareholder Representative Holdback Account pursuant to Section 7.3(c) of the Merger Agreement);
     (b) the Note Consideration Per Share of $1.50; and
     (c) the Share’s Pro Rata fractional interest in the Shareholder Representative Holdback Account.
     A Share’s Pro Rata portion or fractional interest mean a 1/27,161,935 share or fractional interest. Capitalized terms that are not defined in this Letter of Transmittal have the same meanings that they have in the Merger Agreement.
     The undersigned understands that the aggregate Note Consideration Per Share for the Shares will be paid, as the undersigned elects, by:
     (i) either a 4.5% Note due 2014 in the principal amount equal to the aggregate Note Consideration Per Share for the Shares, or
     (ii) a 3.5% Note (Letter of Credit Supported) due 2014 in the principal amount equal to the aggregate Note Consideration Per Share for the Shares, or
     (iii) a 4.5% Note due 2014 and a 3.5% Note (Letter of Credit Supported) due 2014 in the aggregate principal amount equal to the aggregate Note Consideration Per Share for the Shares.
     In respect of the aggregate Note Consideration Per Share for the Shares, the undersigned elects to have the following percentage, if any, paid by a 4.5% Note due 2014 and the following percentage, if any, paid by a 3.5% Note (Letter of Credit Supported) due 2014:

3.5% Note
	4.5% Note		(Letter of Credit Supported)		Total
	due 2014		due 2014		Percentage*
Percentage		%		%		%

*	The total must equal (but may not exceed) 100%.

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     The undersigned understands that the surrender of Certificates shall not be deemed to have been in acceptable form until receipt by the Exchange Agent of this Letter of Transmittal properly completed and signed, together with all required documents, in form satisfactory to Stericycle and the Exchange Agent. All questions as to the documents, validity, form, eligibility and acceptance for payment of any Certificates surrendered pursuant to any of the procedures described in this Letter of Transmittal shall be determined by the Exchange Agent, and its reasonable determination shall be final and binding.
     The undersigned hereby irrevocably constitutes the Exchange Agent, or its designee or appointee, his, her or its true and lawful attorney-in-fact with respect to the Certificates surrendered, to deliver such Certificates together with all accompanying evidences of authority, against receipt therefor (as the undersigned’s agent) of the Merger Consideration as provided in the Merger Agreement and in this Letter of Transmittal (such power of attorney being deemed a power coupled with an interest).
     The undersigned hereby represents and warrants that as of the date hereof the undersigned is, and as of the effective date of the Merger the undersigned was, the registered holder of the Shares, with good title to the Shares and full power and authority to sell, assign and transfer the Shares represented by the Certificates, free and clear of all liens, claims, restrictions, charges and encumbrances of any kind whatsoever and not subject to any adverse claim. The undersigned, upon request, will execute and deliver any additional documents necessary or desirable to complete the proper surrender of the Certificates. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by and shall survive the death or incapacity of the undersigned.
     No interest will accrue on any amounts payable hereunder.
     The undersigned understands that you, as the Exchange Agent or in any other capacity, have no responsibility or liability for the administration of the Shareholder Representative Holdback Account.

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INSTRUCTIONS
     1. Guarantee of Signatures. Signatures on this Letter of Transmittal need not be guaranteed if: (a) this Letter of Transmittal is signed by the registered holder(s) of the Certificates transmitted herewith and such holder(s) has (have) not completed the instruction entitled “Special Payment Instruments” and/or “Special Delivery Instructions” on this Letter of Transmittal; or (b) such Certificates are transmitted for the account of an Eligible Institution. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each of the foregoing constituting an “Eligible Institution”). See Instruction 4.
     2. Delivery of Letter of Transmittal and Certificates; Lost Certificates. Certificates surrendered, as well as a properly completed and duly executed Letter of Transmittal, any required signature guarantees and any other documents required by this Letter of Transmittal, must be delivered to the Exchange Agent at its address set forth on the cover of this Letter of Transmittal. In the event that your Certificates have been lost or destroyed, please indicate this on the face of this Letter of Transmittal. The Exchange Agent will forward you additional documentation that you must complete in order to effectively surrender lost or destroyed Certificates. A surety bond may be required. All questions as to the documents, validity, form, eligibility and acceptance for payment of any Certificates surrendered pursuant to any of the procedures described herein will be determined by the Exchange Agent, and its reasonable determination shall be final and binding. Delivery of Certificates surrendered hereby shall be effected and risk of loss and title to the Certificates shall pass only upon proper delivery thereof to the Exchange Agent. Delivery of documents to an address other than the address set forth on the cover of this Letter of Transmittal does not constitute delivery to the Exchange Agent. The surrender of Certificates will be deemed made only when this Letter of Transmittal and any other documents are actually received by the Exchange Agent.
     The method of delivery of Certificates and the other required documents is at the option and risk of the tendering holder. If sent by mail, registered mail with return receipt requested, is recommended.
     3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule and attached hereto.
     4. Signatures on Letter of Transmittal, Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Certificates transmitted hereby, the signature(s) must correspond with the name(s) as written on the face of the Certificates without alteration, enlargement or any change whatsoever.
     If any of the Certificates transmitted hereby are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.
     If any of the Certificates transmitted hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.
     When this Letter of Transmittal is signed by the registered holder(s) of the Certificates listed and transmitted hereby, no endorsements of certificates or separate stock powers or signature guarantees are required. If, however, this Letter of Transmittal is signed by a person other than the registered holder(s), then the Certificates transmitted hereby must be endorsed or accompanied by appropriate stock powers. An Eligible Institution must guarantee all signatures on such Certificates or stock powers and on this Letter of Transmittal if special payment instructions are given.
     If this Letter of Transmittal or any Certificate is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Exchange Agent of this authority so to act must be submitted.

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     5. Special Payment and Delivery Instructions. If a check is to be issued in the name(s) of person(s) other than the signer(s) of this Letter of Transmittal or if a check is to be sent to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed.
     6. Requests for Assistance and Additional Copies. Request for assistance may be directed to the Exchange Agent or to your broker, dealer, commercial bank or trust company. Additional copies of this Letter of Transmittal and the Certification of Taxpayer Identification Number on Substitute Form W-9 may be obtained from the Exchange Agent at the address set forth above.
     7. Substitute Form W-9. Each tendering holder is required to provide the Exchange Agent with a correct taxpayer identification number (“TIN”), generally the holder’s social security or federal employer identification number, on Substitute Form W-9, which is provided below. You must cross out Item (2) in the certification box on the Substitute Form W-9 if you are subject to backup withholding. Failure to provide the information on the form may subject the tendering holder to 30% federal income tax withholding on the payments made to the holder or other payee with respect to their Certificates. The box in Part 3 of the form may be checked if the tendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Exchange Agent is not provided with a TIN within sixty (60) days, thereafter the Exchange Agent will withhold 30% of all payments of the Merger Consideration until a TIN is provided to the Exchange Agent.
     8. No Conditional Surrender. No alternative, conditional or contingent surrender of Certificates will be accepted.
     9. Miscellaneous and Inquires. All inquires regarding the surrender of shares and the Letter of Transmittal should be directed to the Exchange Agent at the address listed above or by calling the Exchange Agent at 1-(800) 246-5761.

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SPECIAL PAYMENT INSTRUCTIONS (See Instructions 1, 4 and 5)	SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 4 and 5)
To be completed ONLY if the check for the cash Merger Consideration is to be issued in the name of someone other than the registered holder.	To be completed ONLY if the check for the cash Merger Consideration is to be sent to someone other than the registered holder or to the registered holder at an address other than that below.

☐ Issue check to:	Mail check to:

Name:	Name:

(Please print)	(Please print)
Address:	Address:

(Zip Code)	(Zip Code)

(Taxpayer Identification or Social Security No.):	(Taxpayer Identification or Social Security No.):

☐ Wire instructions enclosed.

SIGN HERE

Also complete Substitute Form W-9

Signature(s) of Holder(s):

Dated:                                        , 2007
(Must be signed by registered holder(s) exactly as name(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by an officer of a corporation, attorney-in-fact, executor, administrator, trustee, guardian or other person(s) acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.)

Name(s):

(Print Name)

Capacity (Full Title):

Address:

Area Code and Tel. No:

Taxpayer Identification or Social Security Number:

GUARANTEE OF SIGNATURE(S)
(If Required—See Instructions 1 and 4)

Authorized Signature:

Name(s):

(Please print)

Name of Firm:

Address:

Area Code and Tel. No.:	Dated:

REMEMBER TO ENCLOSE YOUR CERTIFICATES

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IMPORTANT TAX INFORMATION
     Under federal tax law, a holder who transmits Certificates hereby is required by law to provide the Exchange Agent with such holder’s correct TIN on Substitute Form W-9 below. If such holder is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, the holder or other payee may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such holder or other payee with respect to Certificates may be subject to backup withholding.
     Certain holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that holder must submit to the Exchange Agent a properly completed Internal Revenue Form W-8, signed under penalties of perjury, attesting to that holder’s exempt status. A Form W-8 can be obtained from the Exchange Agent.
     If backup withholding applies, the Exchange Agent is required to withhold 30% of any payments made to the holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.
Purpose of Substitute Form W-9
     To prevent backup withholding on payments made to a holder or other payee with respect to Certificates, the holder is required to notify the Exchange Agent of the holder’s correct TIN by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN) and that (1) the holder is not subject to backup withholding, or (2) the holder has not been notified by the Internal Revenue Service that the holder is subject to backup withholding as a result of failure to report all interest or dividends or (3) the Internal Revenue Service has notified the holder that the holder is no longer subject to backup withholding, and the holder is a U.S. person (including a U.S. resident alien).
What Number to Give the Exchange Agent
     The holder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the record owner of the Certificates. If the Certificates are in more than one name or are not in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

NOTE:	Failure to complete and return Substitute Form W-9 may result in backup withholding of 30% of any payments made to you pursuant to the Merger. Please review the enclosed guidelines for certification of taxpayer identification number on Substitute Form W-9 for additional details.

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CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9
Payer’s Name: LaSalle Bank, N.A.
(See Instruction 7)

SUBSTITUTE FORM W-9	Part 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number(s)
Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)		OR Employer Identification Number:
Part 2—
Certification — under penalties of perjury, I certify that:
(1) 1. The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me).
(2) 2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am not longer subject to backup withholding.
(3) 3. I am a U.S. person (including a U.S. resident alien).
	Certification instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.	Part 3— Awaiting TIN [ ]

Please sign here (X) SIGNATURE(S)		Date:_____________

(Print Name)
Telephone (____)_________
(Signature(s) of Registered Owner(s) or Authorized Agent) Your signature is both acknowledgement of the terms of the exchange of your Certificates and certification of your Taxpayer Identification Number.
You must complete the following certificate if you
checked the box in Part 3 of Substitute Form W-9.

Certificate of Awaiting Taxpayer Identification Number
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, 30% of all reportable payments made to me thereafter will be withheld until I provide a taxpayer identification number.

Signature	Date